UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Radian Group Inc. Savings Incentive Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 25, 2009

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments (at fair value):
Common Stock Fund—Radian Group Inc.:
Participant-directed	$1,178,894	$1,048,186
Nonparticipant-directed (Note Q)	4,240,237	2,811,744

	5,419,131	3,859,930
Other participant-directed investments	44,416,019	54,291,907
Participant loans	809,582	931,446

Total investments	50,644,732	59,083,283
Employer contributions receivable	1,683,791	2,654,767

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	52,328,523	61,738,050
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	124,510	(49,211)

NET ASSETS AVAILABLE FOR BENEFITS	$52,453,033	$61,688,839

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED DECEMBER 31, 2008

2008
INVESTMENT ACTIVITY:
Net depreciation in fair value of investments	$(19,048,064)
Loan interest	75,393
Interest	300,111
Dividends	1,252,492

Total investment losses	(17,420,068)

CONTRIBUTIONS:
Participant	5,673,387
Employer	4,506,225
Rollover	6,659,983

Total contributions	16,839,595

DEDUCTIONS:
Benefits paid to participants	8,652,327
Other deductions	3,006

Total deductions	8,655,333

NET DECREASE	(9,235,806)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	61,688,839

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$52,453,033

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Plan Description

The following description of the Radian Group Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian Group Inc. and its participating subsidiaries (collectively, the “Company”) to save for their retirement. Each eligible employee may participate in the Plan as of his or her date of hire.

Eligible employees may elect to contribute to the Plan on a pre-tax basis up to 100% of their eligible compensation. Contributions to the Plan are subject to limits set pursuant to the Plan (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). These limits were $15,500 for both 2008 and 2007. Participants who attain age 50 or older before the close of the Plan year (December 31) are entitled to make catch-up contributions in accordance with, and subject to the limitations of the Code. These limits were $5,000 for both 2008 and 2007. Participants may also roll over amounts representing distributions from other qualified retirement plans.

In addition, eligible employees are automatically enrolled in the Plan (subject to their right to elect not to participate or to participate at a different contribution level) at a beginning participant contribution rate of 3% of eligible compensation. If a participant is automatically enrolled in the Plan and does not elect to discontinue or change such participant’s contribution rate, such participant’s contribution rate will be automatically increased by one percent each year until the contribution rate reaches 6%.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ significantly from those estimates.

Investment Valuation and Income Recognition

Participants in the Plan can invest in a variety of funds including money market funds, mutual funds, common collective trusts, the Radian Group Inc. Common Stock Fund (the “Radian Common Stock Fund”) and targeted retirement funds.

The Plan’s investments are stated at fair value. Cash and cash equivalents are reported at cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan at year end. Units of the Radian Common Stock Fund are valued based on underlying investments, Radian common stock and money market accounts, which are valued at quoted market prices on the New York Stock Exchange on the last business day of the Plan year. For common collective trusts, the underlying assets include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. In addition, for common collective trusts, such as the Retirement Savings Trust, with underlying investments in investment contracts, such common collective trusts are valued based on the unit value of the trusts and at the fair market value of the underlying investments and then adjusted to contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

Dividends are recorded on the ex-dividend date and interest income is recorded when earned. Purchases and sales of securities are recorded as of the trade date.

As described in Financial Accounting Standards Board Staff Position, (the “FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present investment contracts at fair value, and also include an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Adoption of new Accounting Guidance

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement” (“SFAS No. 157”) effective January 1, 2008 with respect to financial assets and liabilities measured at fair value. SFAS No. 157 (i) defines fair value, (ii) establishes a framework for measuring fair value under GAAP and (iii) expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007 on a prospective basis. The Plan adoption of SFAS No. 157, effective January 1, 2008, did not have a material impact on our financial statements as of December 31, 2008. See Note O “Fair Value Measurements” for further information.

C. Administration/Termination of the Plan

The officer in charge of human resources of the Company is the Plan administrator. The Plan administrator has fiduciary responsibility for the general operation of the Plan and is indemnified by the Company. The administrative functions of the Plan are primarily performed by the Company’s Human Resources group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (i) brokerage fees and commissions, which are included in the cost of investments and in determining net proceeds on sales of investments, and (ii) investment management fees, which are paid from the assets of the respective funds. Other administrative and operational costs of the Plan for the year ended December 31, 2008 were paid by the Company.

Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Plan and in accordance with ERISA.

D. Participant Accounts

The Vanguard Group (“TVG”), the record keeper for the Plan, maintains an account in the name of each participant, constituting the sum of such participant’s contributions, Company matching, discretionary and transition credit contributions, rollover contributions and share of the net earnings, losses and expenses of the various investment funds, less any loans and withdrawals. Each participant is entitled to the vested benefit of such participant’s account.

E. Matching, Discretionary and Transition Credit Contributions

The Company makes a “matching contribution” with respect to the salary reduction contributions of each participant, up to 6% of a participant’s annual eligible compensation. Matching contributions are made on a quarterly basis in cash or the Company’s common stock equal to 100% of each participant’s contributions during such period (subject to the 6% limitation discussed above) into the Radian Common Stock Fund. During 2008, all matching contributions were made in the Company’s common stock in the Radian Common Stock Fund. Matching contributions are considered non-participant directed investments.

The Company may make discretionary contributions to the Plan in amounts determined annually by the Company’s board of directors (the “Board”). Any such contribution may be made in a fixed dollar amount or may be made as a percentage of the Company’s net profits, percentage of a participant’s compensation, or any other method determined by the Board. Investment allocations of discretionary contributions are allocated pro rata among the participant’s investment options at the time of contribution. The Company did not make any discretionary contribution for the year ended December 31, 2008. In January 2008, for the year ended December 31, 2007, the Company made a discretionary contribution to the Plan in the amount of $1,000 per eligible participant ($850,000 in total).

The Radian Group Inc. Pension Plan (the “Pension Plan”) was terminated in June 2007. All of the Pension Plan assets were distributed as of November 24, 2008. At such time, then active participants and terminated employees with balances in the Pension Plan had the option of rolling over their account balances under the Pension Plan into the Plan. Upon termination of the Pension Plan, $6,198,751 of participant account balances were rolled over into the Plan.

Certain participants who had participated in the now terminated Pension Plan are entitled to receive yearly cash “transition credits” (for up to five years commencing with the Plan year beginning January 1, 2007, if they remain active employees during those five years). To have become eligible to receive transition credits, participants had to have attained at least five years of service and be active participants on December 31, 2006. Contributions are equal to a fixed percentage of their eligible compensation, calculated based on a formula that takes into account their age and years of completed vested service as of January 1, 2007. For the year ended December 31, 2008, transition credits made to the Plan in 2009 totaled $766,052. For the year ended December 31, 2007, transition credits made to the Plan in 2008 totaled $875,945. The transition credit contribution for each eligible participant was allocated pro rata among the participant’s investment options at the time of contribution. The discretionary contributions and transition credits are considered participant-directed because they were allocated pro rata among the participant’s investment options at the time of contribution.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

F. Forfeited Accounts

Effective January 1, 2007, each participant became 100% vested in (1) all matching contributions made on or after January 1, 2007 and (2) all matching contributions made before January 1, 2007, if the participant was actively employed by the Company on December 31, 2006. In addition, participants forfeit their right to discretionary contributions, and any earnings thereon, that are unvested at the time of their termination of service. During 2008 and 2007, forfeited non-vested amounts totaled $69,692 and $467,032, respectively. Employer matching contributions receivable from the Company in 2008 and 2007 were reduced by these amounts. See Note H below for information regarding the vesting of discretionary contributions.

G. Trustee

Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Plan.

H. Vesting

Participants are at all times fully vested in amounts they contribute to the Plan, amounts received as transition credits, including any earnings on such amounts, roll over amounts, and the matching contributions.

Discretionary contributions to participants vest upon the completion of three years of eligible service with the Company.

I. Investment Options

Discretionary and transition credit contributions are allocated pro rata among the participant’s investment options at the time of contribution. Other than with respect to the Company matching contributions, each participant is solely responsible for selecting among the various investment options available under the Plan. If a participant does not select an investment option, his/her contribution will be made to the default fund, which is the Target Retirement Fund, based on the participant’s anticipated retirement age. Neither the Trustee nor the Company has any responsibility to select investments or to advise participants in selecting their investments, except with respect to the default fund. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Participants may change their deferral percentage and investment selection for future contributions on any business day. Changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of existing account balances among funds in the Plan at any time. All Company matching contributions in 2008 were made to the Radian Common Stock Fund. Participants are permitted to make transfers out of the Radian Common Stock Fund and into any other investment option available under the Plan at any time, subject to compliance with the Company’s Policy Regarding Securities Trading. See Note P below.

J. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant or his or her beneficiary, as applicable, may elect to receive the value of the participant’s vested interest in the Plan as either a lump sum benefit or as annual installments over a ten-year period. For termination of service for reasons other than death, disability or retirement, a participant may receive the value of his or her vested interest in the Plan only as a lump-sum distribution. Benefit payments to participants are recorded upon distribution. If the amount in a participant’s account is less than $5,000, a lump-sum distribution is made following termination of the participant’s service.

Participants are permitted to make hardship withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account. Withdrawals for financial hardship are permitted if they are necessary to satisfy an immediate financial need. A participant must exhaust the possibility of all other withdrawals under the Plan and under all other retirement plans maintained by the Company, including non-taxable loans, before being eligible for a hardship withdrawal. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1988. Upon receiving a hardship distribution, a participant is generally suspended from making contributions to the Plan (and all other deferred compensation plans maintained by the Company) for six months following the year of the hardship withdrawal.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

K. Net (Depreciation) Appreciation in Fair Value

Net (depreciation) appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2008 was as follows:

2008
Artisan International Fund	$(640,468)
Columbia Acorn Fund	(1,108,291)
Oppenheimer Global Fund	(874,801)
Royce Fund	(204,437)
TVG 500 Index Fund	(709,181)
TVG Growth Equity Fund	(1,076,516)
TVG Growth and Income Fund	(1,184,043)
TVG High –Yield Corporate Fund	(85,759)
TVG Inflation Protected Securities Fund	(156,932)
TVG International Explorer Fund	(1,376,252)
TVG Mid – Cap Growth Fund	(158,821)
TVG Mid – Cap Index Fund	(552,464)
TVG Morgan Growth Fund	(3,337,787)
TVG Selected Value Fund	(273,232)
TVG Small – Cap Index Fund	(283,049)
TVG Strategic Equity Fund	(156,465)
TVG Target Retirement 2005 Fund	(38,108)
TVG Target Retirement 2015 Fund	(420,505)
TVG Target Retirement 2025 Fund	(775,697)
TVG Target Retirement 2035 Fund	(1,122,616)
TVG Target Retirement 2045 Fund	(303,865)
TVG Target Retirement Income	(12,680)
TVG Total Bond Market Index Fund	309
TVG Wellington Fund	(1,842,737)
TVG Windsor II Fund	(725,782)
TVG Retirement Savings Trust	49,211
Radian Common Stock Fund	(1,677,096)

Net (Depreciation) Appreciation in Fair Value	$(19,048,064)

L. Loans

Eligible participants may borrow from the vested portion of their account balances a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prime rate plus 1% and are repaid via payroll deductions. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence where the loan period can be up to 25 years. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service.

M. Federal Tax Considerations

The Internal Revenue Service has determined and informed the Company by letter dated September 11, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Code. Although the Company has amended the Plan since this determination, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

N. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

Investments representing five percent or more of the Plan’s net assets for 2008 and 2007 were as follows.

	2008
	Number of Shares/Units	Fair Value
TVG Total Bond Market Index Fund	441,522	$4,494,698
TVG Morgan Growth Fund	394,708	4,460,205
TVG Wellington Fund	219,880	5,371,667
TVG Retirement Savings Trust	9,524,018	9,399,508
Radian Common Stock Fund	*3,451,676	5,419,131

	2007
	Number of Shares/Units	Fair Value
TVG Total Bond Market Index Fund	360,792	$3,665,649
TVG Morgan Growth Fund	417,850	8,164,785
TVG Wellington Fund	235,196	7,672,090
TVG Retirement Savings Trust	6,503,863	6,503,863
Radian Common Stock Fund	*787,741	3,859,930

*	The Radian Common Stock Fund is reported as units.

O. Fair Value Measurements

As required by SFAS No. 157, we established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level I—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level III—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The level of market activity in determining the fair value hierarchy is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations. For markets in which inputs are not observable or limited, we use significant judgment and assumptions that a typical market participant would use to evaluate the market price of an asset or liability. These assets and liabilities are classified in Level III of our fair value hierarchy. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following are descriptions of our valuation methodologies for assets measured at fair value.

Mutual Funds – Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan at year end.

Common Stock Fund – Units of the Radian Common Stock Fund are valued based on underlying investments, Radian common stock and money market accounts, which are valued at quoted market prices on the New York Stock Exchange on the last day of the Plan year.

Common Collective Trust – The common collective trust, with underlying investments in investment contracts are valued based on the unit value of the trusts and at the fair market value of the underlying investments and then adjusted to contract value.

Participant Loans – Participant loans are valued at their outstanding balances, which approximate fair value.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a list of assets that are measured at fair value by hierarchy level as of December 31, 2008:

Assets at Fair Value	Level I	Level II	Level III	Total
Mutual Funds	$35,016,511	$—	$—	$35,016,511
Common Stock Fund	—	5,419,131	—	5,419,131
Common Collective Trust	—	9,399,508	—	9,399,508
Participant Loans	—	—	809,582	809,582

Total Assets at Fair Value	$35,016,511	$14,818,639	$809,582	$50,644,732

The following table is a rollforward of Level III assets measured at fair value for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$931,446
Withdrawals, repayments, and other, net	(121,864)

Balance, end of year	$809,582

P. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, and widening of credit spreads.

In April 2008, a purported class action lawsuit was filed against Radian Group Inc., the Compensation and Human Resources Committee of the Company’s board of directors and individual defendants in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges violations of ERISA as it relates to the Plan. The named plaintiff is a former employee of the Company. On July 25, 2008, we filed a motion to dismiss this case. The court heard our motion to dismiss on December 19, 2008, and we are awaiting a final ruling. We believe that the allegations are without merit, and intend to defend against this action vigorously.

Q. Nonparticipant-Directed Investments

Net assets relating to nonparticipant-directed investments at December 31, 2008 and 2007, and the significant components of changes in net assets for the year ended December 31, 2008 were as follows:

	December 31,
	2008	2007
Net Assets:
Radian Common Stock Fund*	$4,240,237	$2,811,744

Total	$4,240,237	$2,811,744

Year Ended December 31
2008
Changes in Net Assets:
Net depreciation	$(1,274,048)
Interest and dividends	21,336
Contributions	3,794,971
Benefits paid to participants	(248,211)
Other deductions	(1,754)
Loan activity	(369)
Transfers to participant-directed investments	(863,432)

$1,428,493

*	Indicates a party-in-interest to the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

R. Exempt Party-in-Interest Transactions

The Plan permits investments in various investment funds managed by TVG. TVG is the record keeper of the Plan; therefore, investment transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

In addition, at December 31, 2008 and 2007, the Plan held 3,451,676 and 787,741 units, respectively, in the Radian Common Stock Fund, which invests primarily in Radian Group Inc. common stock. The cost basis of the Radian Common Stock Fund was $13,475,839 and $13,171,793 as of December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, the Plan recorded dividend income in the Radian Common Stock Fund of $27,435. Purchases of the Radian Common Stock Fund during the year ended December 31, 2008 were $5,457,529. Transactions in the Radian Common Stock Fund qualify as exempt party-in-interest transactions under ERISA.

S. Reconciliation of Financial Statements to Form 5500

	December 31, 2008	December 31, 2007
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$52,453,033	$61,688,839
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,510)	49,211

Net assets available for benefits per the Form 5500	$52,328,523	$61,738,050

December 31, 2008
Statements of changes in net assets available for benefits:
Net depreciation in fair value of investments	$(19,048,064)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(173,721)

Total net depreciation loss per Form 5500	$(19,221,785)

******

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of Issue, Borrower, Lessor, or Similar Party	Description Of Investment	Cost	Current Value
*	TVG Retirement Savings Trust	Common collective trust	$9,524,018	$9,399,508
*	TVG Wellington Fund	Registered investment company	6,656,935	5,371,667
*	TVG Total Bond Market Index Fund	Registered investment company	4,447,611	4,494,698
*	TVG Morgan Growth Fund	Registered investment company	6,369,745	4,460,205
*	TVG Target Retirement 2035 Fund	Registered investment company	3,033,458	2,238,563
*	TVG Growth and Income Fund	Registered investment company	2,733,499	1,783,871
*	TVG Target Retirement 2025 Fund	Registered investment company	2,276,497	1,735,451
	Columbia Acorn Fund	Registered investment company	2,467,037	1,621,127
*	TVG International Explorer Fund	Registered investment company	2,705,646	1,502,655
*	TVG Target Retirement 2015 Fund	Registered investment company	1,859,182	1,499,352
*	TVG Inflation Protected Securities Fund	Registered investment company	1,459,149	1,357,719
*	TVG 500 Index Fund	Registered investment company	1,768,858	1,227,608
*	TVG Windsor II Fund	Registered investment company	1,914,195	1,211,300
*	TVG Growth Equity Fund	Registered investment company	1,609,691	1,138,261
	Oppenheimer Global Fund	Registered investment company	1,663,782	1,109,349
	Artisan International Fund	Registered investment company	1,269,162	745,483
*	TVG Mid – Cap Index Fund	Registered investment company	1,086,793	726,359
*	TVG Target Retirement 2045 Fund	Registered investment company	815,407	578,222
*	TVG Small – Cap Index Inv	Registered investment company	687,075	484,344
*	TVG Selected Value Fund	Registered investment company	710,085	447,212
	Royce Fund	Registered investment company	590,432	365,248
*	TVG Mid – Cap Growth Fund	Registered investment company	399,749	254,697
*	TVG Strategic Equity Fund	Registered investment company	388,773	217,132
*	TVG High – Yield Corporate Fund	Registered investment company	256,842	192,244
*	TVG Target Retirement 2005 Fund	Registered investment company	206,623	182,378
*	TVG Target Retirement Income	Registered investment company	79,023	71,366
*	Radian Common Stock Fund	Common stock	13,475,839	5,419,131
	Loans receivable	Interests from 5.0% to 10.5% Maturing between 2009 and 2030	809,582	809,582

	TOTAL		$71,264,688	$50,644,732

*	Indicates a party-in-interest to the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions

December 31, 2008

Investments Purchased

Identity Of Party	Description of Security	Purchase Price	Fair Value of Asset on Transaction Date
Transaction
Radian Group Inc.*	Common Stock Fund	$3,794,971	$3,794,971

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Date: June 26, 2009	By:	/s/ Richard I. Altman
Richard I. Altman
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP